CCA INVESTMENTS TRUST
SECRETARY'S CERTIFICATE

The undersigned, Delia Mupita, the duly elected, qualified and acting Secretary of CCA INVESTMENTS TRUST, an Ohio business trust, does hereby certify that set forth below is a true and correct copy of resolutions unanimously adopted by the Board of Trustees at a meeting held on April 11, 2017:

WHEREAS, the Board of Trustees of the Trust has determined that it is in the best interests of the Trust to continue its fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust, such coverage to be bound and continued in effect from the date of effectiveness of the Trust's registration with the SEC under the 1940 Act.

IT IS THEREFORE RESOLVED, that the appropriate officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust's Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining and maintaining a fidelity bond; and

FURTHER RESOLVED, that the proper officers of the Trusts are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and

FURTHER RESOLVED, that the proper officers of the Trust are authorized to file or cause to be filed the necessary filings and giving notices with respect to any such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

The undersigned further hereby certifies that the attached Fidelity Bond Number 82341061 will be in full force and effect as of May 1, 2017. The bond premium for the period has been paid.

IN WITNESS WHEREOF, the undersigned has hereunto set her name this 28th day of April, 2017.

_____
Delia Mupita, Secretary

CHUBB

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company , hereinafter called the Company, is binding coverage described as follows:

1. Named of Assured: **CCA Investment Trust**
CCA Aggressive Return Fund
CCA Core Return Fund

   Address: 190 North Canon Drive Suite 402
Beverly Hills, California 90210

2. Producer: Elkins Jones Insurance Agency, Inc.
   Attn: Don Petrie
   Address: 12100 Wilshire, Ste. 300
Los Angeles, CA 90025

3. Bond Number: 8234-1061

4. Bond Type/Form No.:   Financial Institution Investment Company
Asset Protection Bond (Ed. 5-98)
Form 17-02-1421

5. Term of Binder: From: 12:01 a.m. on   05/01/2017
   To: 12:01 a.m. on   06/01/2017

6. Bond Period: From: 12:01 a.m. on   05/01/2017
   To: 12:01 a.m. on   05/01/2018

7. Limits of Liability:

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$ 350,000	$ 0
2. On Premises	$ 350,000	$ 25,000
3. In Transit	$ 350,000	$ 25,000
4. Forgery or Alteration	$ 350,000	$ 25,000
5. Extended Forgery	$ 350,000	$ 25,000
6. Counterfeit Money	$ 350,000	$ 25,000
7. Threat to Person	$ 350,000	$ 25,000
8. Computer System	$ 350,000	$ 25,000
9. Voice Initiated Funds Transfer Instruction	$ 350,000	$ 25,000
10. Uncollectible Items of Deposit	$ 25,000	$ 5,000
11. Audit Expense	$ 25,000	$ 0

8.	Endorsements:
    14-02-12160 Important Notice to Insured (ICAP bond)
    10-02-1295 Important Notice to Policyholders
    10-02-1281 Terrorism Notice
    14-02-1495 California Policyholder Information
    17-02-0735icap Premium Endt
    14-02-14098 Automatic Increase in Limits Endt
    14-02-9228 Compliance with Applicable Trade Sanction Law
    17-02-2437 Deleting Valuation & Amending Change/Modification
    14-02-19726 PRO RATA CANCELLATION ENDORSEMENT
    10-02-2543 Insurance Company Address Change Endt. (NEW)

9.	**Premium: $2,810** (1 Year Prepaid
                                                          Premium)

10.

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

1. Nothing required – thank you!

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of March 8, 2017 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb Group of Insurance Companies (Chubb). If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: Date:

                                                                              April 24, 2017

          Authorized Representative

CHUBB

OFFEREE DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act") effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.